Contact

heidilindvall1@gmail.com

www.linkedin.com/in/heidilindvall
(LinkedIn)

Top Skills

Entrepreneurship

Investment

Start-ups

Languages

Swedish (Native or Bilingual)

Finnish (Native or Bilingual)

English (Native or Bilingual)

Honors-Awards

Finalist for Women Of The Future
2013

Finalist at Europioneers

Publications

Dear Female Founder: 66 Letters of
Advice from Women Entrepreneurs
Who Have Made $1 Billion in
Revenue

Heidi Lindvall

General Partner and Investor at Pale blue dot - Investing in pre-seed
and seed startups in Europe who are solving our biggest problems.
Sweden

Summary

General Partner and investor at Pale blue dot, seed stage fund
backing diverse and ambitious founders solving problems to save
humanity and our planet. I can not reply to all LinkedIn messages so
please email me on heidi@paleblue.vc.

Background in human rights and documentary filmmaking.
Recovering startup founder and CEO having built SaaS and B2B
businesses in Europe and US. Have built and run two accelerator
programs to help ambitious European founders scale their
businesses and raise funding.

www.paleblue.vc

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Experience

Pale Blue Dot
General Partner
June 2020 - Present (5 years)
Malmö, Skane County, Sweden

Pale Blue Dot is a pre-seed and seed stage VC backing the founders who are
building the future we want to see. We invest with tickets of €500k - €2M, in
pre-seed and seed-stage companies based in Europe and US.

Please use our website form to submit a pitch or email me on
heidi@paleblue.vc

www.paleblue.vc

VARM
Board Member
August 2024 - Present (10 months)

Green-Got

Board Member
April 2023 - Present (2 years 2 months)

Climate friendly banking services.

ClimateAligned
Board Member
March 2023 - Present (2 years 3 months)
City Of London, England, United Kingdom

The climate co-pilot for finance. Customised climate analysis on investments at speed and scale.

Sphere
Board Observer
September 2021 - Present (3 years 9 months)

Sphere makes climate-friendly investing available to everyone, by making it easy for employers to offer climate-friendly options in 401(k) retirement plans.

BettaFish
Board Member
April 2021 - Present (4 years 2 months)

We are a seaweed company making the most authentic-tasting vegan fish alternatives.

Climate X
Board Member
March 2022 - April 2024 (2 years 2 months)

Unlocking the power of climate data and analytics globally to build a better future for our planet.

Hackyourcloset.com
Board Member
January 2021 - July 2022 (1 year 7 months)

The first ever dark closets ran by engineers and operational hackers. The first clothing subscription with a low climate impact, maximising the use of discarded garments.

Fast Track Capital
Investment Committee
October 2018 - June 2020 (1 year 9 months)
Malmo, Sweden

Fast Track Capital II is a $1.8M microfund raised in Malmö, Southern Sweden with the intention to fund companies at the Minc incubator and at the Fast Track Malmö accelerator. I am part of the fund management team and the accelerator invesment committee.

Fast Track Malmo
Head of Accelerator
January 2018 - June 2020 (2 years 6 months)
Malmo, Sweden

Fast Track Malmö has been awarded the best startup accelerator in Sweden. We invest $50k in some of the best startups from all around Europe. The program runs every spring for 3 months.

Minc
Program Manager / Startup advisor
January 2018 - June 2020 (2 years 6 months)
Malmo, Sweden

Minc is the leading startup house in Malmö

Open Data Institute
Startup Programme Manager/Data Pitch
May 2017 - January 2018 (9 months)
London, United Kingdom

Data Pitch is an EU-funded open innovation project bringing together corporates and public sector organisations that want to discover the untapped opportunity in their data, with startups and SMEs innovating with data.

Corporates and organisations with data please email us on info@datapitch.eu to become a data provider for Data Pitch.

The call for startups to apply for up to €100,000 equity free funding opens in July 2017. https://datapitch.eu/

Storygami
Co-founder/CEO
2013 - January 2018 (5 years)
London

Storygami was a 500Startups (Batch 13) company revolutionising online video by allowing brands and creators to add interactive elements to their videos in order to educate and engage audiences. The company had clients like Virgin, BT and AlJazeera which have all seen increased video engagement with up to 90%, increased retention rates of up to 200% as well as 5-10x increase in effectiveness of call to action buttons.

Maven Video
Co-Founder
August 2015 - May 2017 (1 year 10 months)
London, England Metropolitan Area

Maven was an interactive video platform for creators and YouTubers looking to engage their communities and earn revenues through their videos. On Maven creators were able to accept payments from their viewers directly through interactive payment buttons.

Codoc
Co-Founder
March 2009 - July 2014 (5 years 5 months)

CODOC is an award-winning digital media company dedicated to creating spaces for critical thought.

At Codoc we produce feature documentaries on human rights issues and we also produce web video content for a range of NGOs, Charities and Corporate clients.

The Truth That Wasn't There, 2009
Forgive Me Mother, 2013

Viasat Broadcasting
Transfer Co-ordinator
September 2008 - July 2010 (1 year 11 months)

Education

City St George's, University of London
MA, Human Rights · (2010 - 2011)

Brunel University
BA, Film and Television Studies · (2005 - 2008)